UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                              DEL WEBB CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   947423 109
                             ---------------------
                                 (CUSIP Number)

            William B. Shearer, Jr., Rick Miller or Eliot W. Robinson
                     Powell, Goldstein, Frazer & Murphy LLP
                        191 Peachtree Street, 16th Floor
                             Atlanta, Georgia 30303
                               Tel: (404) 572-6600
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 August 31, 2000
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  947423 109                                       Page 2 of 15 Pages

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                 S.S. OR I.R.S. IDENTIFICATION
                                                       NO. OF ABOVE PERSON

         Pacific Partners, LLC

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]

                                                                         (b)[ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS                     WC

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER

          SHARES
                            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
                                           1,002,186
          OWNED BY          -------- -------------------------------------------
                               9     SOLE DISPOSITIVE POWER
      EACH REPORTING
                            -------- -------------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER
                                           1,002,186
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,002,186

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [  ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.49

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON   OO


-------- -----------------------------------------------------------------------

CUSIP NO.  947423 109                                       Page 3 of 15 Pages


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                 S.S. OR I.R.S. IDENTIFICATION
                                                       NO. OF ABOVE PERSON

          William S. Levine

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]

                                                                         (b)[ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS                     PF

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [   ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   United States

--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER

          SHARES
                            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
                                           1,002,186
          OWNED BY          -------- -------------------------------------------
                               9     SOLE DISPOSITIVE POWER
      EACH REPORTING
                            -------- -------------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER
                                           1,002,186
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,002,186

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [  ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.49

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON   IN


-------- -----------------------------------------------------------------------

CUSIP NO.  947423 109                                       Page 4 of 15 Pages

         This  Amendment  No. 1 to Schedule 13D  ("Amendment  No.1")  amends and supplements  the  Schedule  13D filed on August  17,  2000 (the  "Schedule")  by

Pacific Partners,  LLC ("Pacific  Partners" or the "Stockholder") and William S.

Levine (the  "Manager" and  collectively  with the  Stockholder,  the "Reporting

Persons"),  with respect to the Common Stock, $.001 par value (the "Stock"),  of

Del  Webb  Corporation  (the  "Company").  All  capitalized  terms  used in this

Amendment No. 1 and not otherwise  defined herein have the meanings  ascribed to such terms in the Schedule.

Item 3.           Source and Amount of Funds or Other Consideration.

         Item 3 is amended and restated in its entirety to read as follows:

         The aggregate  amount of funds required by the  Stockholder to purchase the  1,002,186  shares of the Stock owned by it was  $15,389,732,  including any brokerage  commissions and Stock  contributed by a Member.  Except for shares of

Stock purchased  pursuant to the Stockholder's  margin account referenced below,

all funds used to purchase the Stock were obtained  from the working  capital of

the  Stockholder.   The  Stockholder  has  borrowed  a  total  of  approximately

$2,398,867.23  to  purchase shares of the Stock pursuant to margin  arrangements established in Stockholder's  Customer  Agreement with Spear, Leeds & Kellogg (a copy of which is filed as Exhibit 99.1).

Item 4.           Purpose of Transaction.

         Item 4 is amended to add the information  under the captions  "Director

Nominations,"  "Stockholder  Inspection Demand" and  "Hart-Scott-Rodino  Filing"

below and to read in its entirety as follows:

         The Stockholder purchased shares of the Stock because it had determined that  the  Stock  may  present  significant  opportunities  for  realization  of increased  shareholder value.  Representatives of the Stockholder have read with interest  publicly  available  information  regarding the Company  including the various reports filed by the Company pursuant to the Securities  Exchange Act of

1934.  Although the Company is the  recognized  brand name and the leader in the active  adult  housing  business,  the  Reporting  Persons do not  believe  that shareholder value has been maximized.  The Reporting Persons have noted that the

Company's  balance sheet is highly  leveraged.  Impending  debt  maturities  and

CUSIP NO.  947423 109                                       Page 5 of 15 Pages

certain restrictive covenants contained in the Company's instruments relating to its indebtedness may present liquidity issues and limit the Company's financial flexibility.  The Reporting  Persons believe that this, in turn, is not allowing the Company to take  advantage  of both  present and future  opportunities.  The

Reporting  Persons  are also  concerned  that the  percentage  of the issued and outstanding Stock beneficially owned by the Company's  directors and officers is inappropriately low.

         Representatives  of the  Reporting  Persons  will  seek  to  meet  with management  of the Company to obtain  management's  explanation  of the steps it intends to take to maximize  the value of the Stock and  address  any  impending liquidity issues and delever the Company's  balance sheet. The Reporting Persons may also evaluate and discuss with management the terms upon which a significant strategic equity  investment could be made in the Company to address any pending liquidity issues and to delever the Company's balance sheet.  Representatives of the Stockholder may also meet with  representatives  of potential  purchasers of the Company to determine if they are  interested in acquiring the Company and to compare possible  acquisition prices with the Reporting  Persons'  assessment of the market values  realizable from management's  plans.  Based on the outcome of any such  discussions  and further  assessment  by the  Reporting  Persons,  the

Reporting Persons may seek representation on the Company's Board of Directors at

its  2000  Annual  Meeting  of   Stockholders  or  may  suggest  and/or  sponsor

alternative candidates for election as directors.

         Depending  upon general  market and economic  conditions  affecting the

Company  and the  Stock  and its  view of the  prospects  for the  Company,  the

Stockholder  may purchase  additional  shares of the Stock or sell shares of the

Stock from time to time in open market and/or private transactions.

         Director Nominations.  On August 17, 2000, Pacific Partners delivered a letter to LeRoy C. Hanneman,  Jr.  informing Mr.  Hanneman of Pacific  Partners'

ownership of approximately 5.32% of the Company's Stock. In that letter, Pacific

Partners  requested a meeting with Mr. Hanneman to discuss certain issues raised in the letter,  including  steps  management  of the Company  intends to take to maximize the value of the Stock and address any impending  liquidity  issues and delever the  Company's  balance  sheet.  On August 25,  2000,  Pacific  Partners

CUSIP NO.  947423 109                                       Page 6 of 15 Pages

received a reply  from Mr.  Hanneman  suggesting  three  possible  dates for the requested meeting.  The earliest date proposed by Mr. Hanneman for the requested meeting was September 11, 2000.

         The Company's  Amended and Restated Bylaws provide  generally that if a stockholder  intends  to  propose  certain  matters  for  consideration  at  the

Company's Annual Meeting of  Stockholders,  including the nomination of director candidates,  the  stockholder  must  submit to the Company, in  writing, certain detailed  information regarding the actions or nominations  being proposed.  The information  that  stockholders  must give to the Company must also be submitted within a narrowly defined "window" of not less than 60 and not more than 90 days prior to the date of the  meeting at which  such  matters  would be  considered.

Based on publicly available  information  reviewed by the Reporting Persons,  in the case of the Company's 2000 Annual Meeting of Stockholders,  the "window" for such notices  opened on August 4, 2000 and will close on  September 4, 2000.  In light of the Company's  unwillingness,  as indicated by the Company's August 25,

2000 letter  referenced  above,  to engage in a  substantive  dialogue  with the

Company prior to the closing of this 30 day period in which notice must be given and the failure by the Company to  volunteer  any relief from such  deadlines to accommodate Mr. Hanneman's  schedule,  the Reporting Persons  determined to take the action  described  in this  Amendment  No.1.  The failure to take the action described  below at this time would,  under the Company's  Bylaws,  preclude the

Reporting  Persons  from being able to nominate  candidates  for election to the

Company's Board of Directors until the 2001 Annual Meeting of Stockholders.

         On  August  31,  2000,  in  accordance   with   information   and  time

requirements  set forth in Article 2,  Section  2.8 of the Bylaws of the Company

(which the Stockholder  reserves the right to challenge),  the Reporting Persons delivered to the Secretary of the Company a letter which provides written notice of its intent to nominate  William S.  Levine,  Arturo R.  Moreno,  and Brian J.

O'Connor (the "Nominees") as candidates for election as directors of the Company at the Company's 2000 Annual Meeting of  Stockholders.  A copy of the nomination letter is attached as Exhibit 99.5 hereto.  In the event the Company declines to accept  such  nominations,  the  Reporting  Persons may elect to prepare a proxy statement  complying with the requirements of Schedule 14A as promulgated by the

CUSIP NO.  947423 109                                       Page 7 of 15 Pages

Securities and Exchange  Commission  containing  information  called for therein with respect to, among other things, the identity and background of the Nominees and  the  Reporting  Persons'  and the  Nominees'  beneficial  ownership  of the securities of the Company in connection  with a solicitation  of proxies for the

2000 Annual Meeting of Stockholders but will only conduct such solicitation when and  as  permitted  by  applicable  law.  To  assist  in  any  potential  future solicitation  of the proxies the  Stockholder has retained D.F. King & Co., Inc.

as its proxy  solicitor.  This  filing is not  intended  to  solicit  proxies in connection with the 2000 Annual Meeting of Stockholders.

         Stockholder  Inspection  Demand.  On August  31,  2000,  the  Reporting

Persons also delivered to the Company a stockholder  inspection  demand pursuant to Section 220 of the General  Corporation Law of Delaware,  for examination and copying of the Company's list of stockholders  and certain  related  stockholder records including, without limitation, a list of non-objecting beneficial owners

("NOBO list") to facilitate the ability of the Reporting  Persons to communicate with fellow stockholders.  A copy of the stockholder inspection demand letter is attached as Exhibit 99.6 hereto.

           Hart-Scott-Rodino Filing. In connection with the foregoing, on August

31, 2000, Pacific Partners also filed a Notification and Report Form for Certain

Mergers   and   Acquisitions    with   the   Federal   Trade   Commission   (the

"Hart-Scott-Rodino  Filing"). This Hart-Scott-Rodino filing is required in order for Pacific  Partners  to acquire Stock valued at more than $15.0  million under the rules related to the filing.  In the filing, Pacific Partners indicated that it presently intends to acquire from time to time  additional shares  of Stock,

which, based on current market prices, would cause Pacific Partners' total holdings to exceed the $15.0 million  threshold.  The filing also discloses that

Pacific  Partners  intends to acquire at least 50,000 additional shares of Stock but less than 15% of the total issued and outstanding shares of Stock.

         Except as set forth herein, the Reporting Persons have no present plans or  proposals  which  relate to or would  result in any of the  action or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.  947423 109                                       Page 8 of 15 Pages

Item 5.           Interest in Securities of the Issuer.

           Item 5 is amended and restated in its entirety to read as follows:

           (a)    The  aggregate  number  and  percentage  of  shares  of  Stock beneficially  owned by the  Stockholder  is 1,002,186  (5.49%)

                  (based on  information  included in the Form 10-Q filed by the

                  Company for the quarter  ended March 31, 2000  reporting  that

                  18,326,955  shares of Stock were  outstanding  as of April 30,

                  2000). To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 of the Schedule

                  13D filed August 17, 2000 owns any shares of the Stock (other than shares of the Stock owned by the Stockholder of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3).

           (b)    The Reporting  Persons have shared power to vote or direct the vote and, subject to the terms of the margin  arrangement,  to dispose or direct the  disposition  of the shares of the Stock beneficially owned by the Stockholder.

           (c)    Except as set forth on Schedule 2 hereto,  no  transactions in shares of the Stock were  effected  during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the

                  Reporting  Persons,  by any  of the  other  persons  named  in response to Item 2 of the Schedule 13D filed August 17, 2000.

           (d) - (e)       Not applicable.

CUSIP NO.  947423 109                                       Page 9 of 15 Pages

Item 7.           Materials to be Filed as Exhibits.



Exhibit 99.1      Customer Agreement with Spear, Leeds & Kellogg.

Exhibit 99.2      Amended and Restated Operating Agreement of Pacific Partners,
                  LLC.

Exhibit 99.3      Press Release of August 17, 2000.

Exhibit 99.4 Letter dated August 17, 2000 to LeRoy C. Hanneman, Jr., President and Chief Executive Officer.

Exhibit 99.5* Written Notice of Intent to Nominate Persons for Election as Directors dated August 31, 2000.

Exhibit 99.6* Demand to inspect and copy the list of stockholders of Del Webb Corporation and certain related stockholder records dated August 31, 2000.

Exhibit 99.7*     Press Release of August 31, 2000.


-------------------
     *Filed with Amendment No. 1

CUSIP NO.  947423 109                                       Page 10 of 15 Pages



                                    Signature

           After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       Date:  August 31, 2000


                                       PACIFIC PARTNERS, LLC



                                       By: /s/ William S. Levine
                                          --------------------------
                                       Name: William S. Levine
                                       Its: Manager


                                        /s/ William S. Levine
                                        ----------------------------
                                        William S. Levine

                                   SCHEDULE 2

        Schedule 2 is amended and restated in its entirety to read as follows:

Date       Number of Shares Acquired              Price/Share       Total Cost

05/12/00          2,000                             14 13/16          29,650.00

05/15/00          2,000                             14 13/16          29,650.00

05/15/00          5,000                             15 1/8            75,650.00

05/16/00          2,000                             15 5/16           30,650.00

05/18/00          2,000                             15 7/16           30,910.00

05/18/00          1,200                             15 1/2            18,625.00

05/18/00          1,800                             15 9/16           28,037.50

05/19/00          3,000                             15 1/2            46,525.00

05/24/00          6,000                             15 1/2            93,085.00

05/24/00          5,000                             15 9/16           77,837.50

05/24/00          4,000                             15 5/8            62,525.00

05/25/00            100                             15 5/16            1,556.25

05/25/00          1,000                             15 3/8            15,400.00

05/25/00          5,000                             15 1/2            77,525.00

05/26/00          3,600                             15                54,055.00

05/26/00          2,000                             15 1/8            30,275.00

05/26/00          1,900                             15 7/16           29,356.25

05/30/00         17,000                             15 1/16          256,115.00

05/30/00          3,000                             15 3/16           45,587.50

05/30/00         31,000                             15 1/4           472,837.50

05/31/00         20,000                             15               300,260.00

05/31/00          5,000                             15 3/16           75,962.50

Date        Number of Shares Acquired             Price/Share        Total Cost

06/01/00          12,700                             15              190,668.75

06/02/00             400                             15 3/8            6,175.00

06/05/00          10,000                             15 5/16         153,160.00

06/05/00           5,000                             15 1/4           76,275.00

06/06/00          16,800                             15 1/4          256,252.00

06/07/00          10,000                             15 1/4          152,635.00

06/07/00           6,000                             15 3/8           92,275.00

06/14/00          75,000                             15            1,125,947.50

06/14/00          25,000                             15 1/8          378,197.50

06/15/00         152,500                             15            2,289,416.25

06/15/00          25,000                             15 1/16         376,635.00

06/16/00          50,000                             15              750,135.00

06/19/00          15,800                             14 7/8           65,515.00

06/19/00          50,000                             15              750,135.00

06/20/00           4,400                             14 7/8          300,535.50

06/20/00          80,000                             15            1,200,210.00

06/21/00          20,200                             14 7/8          300,535.50

06/23/00           7,900                             14 5/8          115,567.25

06/23/00          20,000                             14 3/4          295,260.00

06/26/00             500                             14 9/16           7,306.25

06/26/00          10,000                             14 5/8          146,285.00

06/27/00          20,600                             14 5/8          301,336.50

06/27/00          20,000                             14 3/4          295,260.00

06/27/00          50,000                             14 15/16        747,510.00

06/30/00             200                             14 3/4            2,975.00

Date       Number of Shares Acquired                Price/Share      Total Cost

07/03/00          6,000                              14 15/16         89,650.00

07/03/00         20,000                              15              300,060.00

07/13/00          9,500                              14 13/16        140,847.50

07/14/00          6,900                              14 3/4          101,871.25

07/14/00         15,500                              14 13/16        229,797.50

07/17/00         15,500                              14 3/4          228,828.75

07/18/00          1,600                              14 5/8           23,430.00

07/19/00          3,400                              14 5/8           49,777.50

07/26/00            700                              14 5/8           10,262.50

07/26/00            100                              14 3/4            1,500.00

08/01/00          8,000                              15 1/8          121,030.00

08/03/00            200                              15                3,025.00

08/04/00            700                              15               10,525.00

08/04/00          2,000                              15 1/8           30,275.00

08/07/00          5,000                              15 9/16          77,837.50

08/07/00          6,300                              17              107,125.75

08/08/00            200                              18 1/16           3,637.50

08/08/00         19,800                              18 1/8          358,934.50

08/08/00          2,900                              18 3/8           53,312.50

08/10/00            100                              18 9/16           1,881.25

08/10/00          1,900                              18 5/8           35,421.25

08/10/00          5,400                              18 3/4          101,327.50

08/10/00          1,000                              19               19,025.00

08/11/00          3,000                              19 1/16          57,212.50

08/15/00          3,000                              19 1/4           57,775.00

08/15/00          2,000                              19 7/16          38,875.00

Date       Number of Shares Acquired                 Price/Share     Total Cost

08/15/00          7,000                              19 5/16         135,125.00

08/16/00            200                              19 3/16           2,862.80

08/16/00          1,486                        Capital contribution by Contadino
                                                           Family Trust

08/16/00          4,900                              19 1/4           94,350.00

08/16/00          3,000                              19 5/16          57,962.50

08/16/00          3,000                              19 3/8           58,172.50

08/16/00          4,000                              19 1/2           78,025.00

08/17/00            600                              19 5/16          11,612.50

08/17/00         13,200                              19 1/2          257,400.00

08/25/00          1,500                              19 11/16         29,531.25

08/25/00         11,000                              19 3/4          217,250.00
                 ------                                              ----------

TOTAL         1,002,186                                           15,389,732.00

                                  EXHIBIT INDEX


Number            Description

Exhibit 99.1      Customer Agreement with Spear, Leeds & Kellogg.

Exhibit 99.2      Amended and Restated Operating Agreement of Pacific Partners,
                  LLC.

Exhibit 99.3      Press Release of August 17, 2000.

Exhibit 99.4 Letter dated August 17, 2000 to LeRoy C. Hanneman, Jr., President and Chief Executive Officer.

Exhibit 99.5* Written Notice of Intent to Nominate Persons for Election as Directors dated August 31, 2000.

Exhibit 99.6* Demand to inspect and copy the list of stockholders of Del Webb Corporation and certain related stockholder records dated August 31, 2000.

Exhibit 99.7*     Press Release of August 31, 2000.


------------------
     *Filed with Amendment No. 1